CORRESP

SONIC FOUNDRY, INC.

222 West Washington Ave., Suite 100

Madison, WI 53703

February 25, 2022

Via EDGAR

Mr. Gregory Herbers

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Foundry, Inc.

Registration Statement on Form S-3

File No. 333-262816

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Sonic Foundry, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-262816) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on March 1, 2022, or as soon thereafter as practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Ken Minor at ken.minor@sonicfoundry.com

Very truly yours,

SONIC FOUNDRY, INC.

By:	/s/ Ken Minor
Name:	Ken Minor
Title:	Chief Financial Officer